June 24, 2026

Via EDGAR

United States Securities and Exchange Commission (the “Commission”)

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Corey Jennings

Re:	Nuran Wireless Inc. - Withdrawal and Resubmission of Acceleration Request
Registration Statement on Form 40-F, as amended
(SEC File No. 000-56857)

Ladies and Gentlemen:

Reference is made to (i) Registration Statement on Form 40-F, as amended (File No. 000-56857) (the “Registration Statement”) of Nuran Wireless Inc. (the “Company”) and (ii) our letter to you dated June 24, 2026 (the “Prior Acceleration Request”) in which we erroneously requested to accelerate the effective date of the Registration Statement pursuant to the Securities Act of 1933, as amended.

Withdrawal of Acceleration Request

We are no longer requesting that the Registration Statement be declared effective pursuant to the Securities Act of 1933, as amended, and we hereby formally withdraw our Prior Acceleration Request.

Resubmission of Acceleration Request

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended and Rule 12d1-2 thereunder, the Company respectfully requests that the Commission accelerate the effectiveness of the Registration Statement (SEC File No. 000-56857), and permit the Registration Statement to become effective on or before 4:30 p.m. (Eastern Time) on June 26, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Nuran Wireless Inc.

/s/ Francis Letourneau
Francis Letourneau

Chief Executive Officer

cc:        Daniel D. Nauth, Nauth LPC